KHEOBA CORP.

24 Vazha-Pshavela St.

Tbilisi, Georgia 0105

+1 (702) 833 9604

kheoba@yandex.com

August 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:

Ms. Olivia Bobes

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

Kheoba Corp.

Registration Statement on Form S-1

Filed February 25, 2022

File No. 333-263020

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kheoba Corp. (the “ Registrant “) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-263020), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on August 18, 2023, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Per: /s/ Gaga Gvenetatdze

Gaga Gvenetatdze

President & C.E.O.